Filed Pursuant to
SEC Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED MARCH 11, 2008 TO PROSPECTUS DATED JUNE 29, 2007

FEBRUARY 2008 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	February 2008	Year to Date	02/29/08	02/29/08

Series A	17.93%	14.72%	$64,945,501	$1,705.18

Series B	24.60%	20.10%	$32,626,497	$2,131.43

*	All performance is reported net of fees and expenses

Fund results for February 2008:

Wheat continued to lead global grain markets to record highs as Chicago, Kansas City and Minneapolis wheat futures rose 14.8%, 18.1%, and 30%, respectively. Ongoing weakness in the U.S. dollar continued to drive export demand. Cumulative sales have now reached 95.8% of the United States Department of Agriculture (USDA) export forecast for the season as compared with 82.2% as the 5-year average for this time of the year., The USDA also lowered 2007/08 U.S. wheat ending stocks to 272 million bushels, reducing the projected stocks to use ratio to a 61 year low at 12%. Corn futures also posted record highs, advancing 8.4%. Heavy bio fuel use and excellent export demand driven by historic weakness in the U.S. Dollar propelled the market higher. Soybeans kept pace with rallies in corn and wheat, surging 18.8% to record highs, as the USDA cut 2007/08 world ending stocks by 25%. Long positions in this sector produced considerable gains for the Fund in February.

Crude oil futures moved to record highs over $100 in February, extending a long-standing bull run. Crude oil gained 11% on the month as severe winter weather continued to have a positive impact on prices. Iranian and Saudi talk of production cuts based on global recession fears and a Turkish military incursion into northern Iraq added to the positive momentum. Heating oil and gasoline futures rose 11.8% and 6.3%, respectively, as U.S. refinery operations slowed. Natural gas posted a 16% gain in February as revised forecasts called for cold temperatures well into March. Supplies have dropped from 7% above the five year average to less than 6% above the five year average in the past month. A relatively large gain resulted from the Fund’s long positions in the energies.

Comex Gold futures rose 5% to yet another record high in February. Early month U.S. Dollar strength was short-lived as U.S. economic data continued to deteriorate, leading to more demand for the precious metal as an alternative investment. Silver moved 16.4% higher to 28 year highs and platinum rose 24.8% to a new record amid electricity shortages in South Africa. Industrial metals moved sharply higher led by copper, which gained 15.5%. Inventories fell sharply at the London Metal Exchange amid declining production in China and Chile due to energy supply disruptions. Lead (+17.8%), aluminum (13.8%), and zinc (+8.9%) rose as winter storm damage to Chinese electricity grids reduced production levels. Nickel (+13.8%) rallied on news of labor strife in Colombia. The Fund experienced significant gains from its long positions in the metals sector.

Cocoa futures advanced 17.6% in February as limited rainfall and a 26% price increase in Ghana combined with inventory declines to encourage buying. Coffee rallied an astounding 18.7% as producers throughout the world held back supply in anticipation of higher prices. Sugar also posted double digit gains of 13.8% as global production estimates continued to decline. Meanwhile, cotton futures surged 16.9% as the overwhelming rally in grains contributed to speculation that acreage for cotton production will be insufficient. Hog futures posted a 9.7% loss as higher than expected slaughter combined with heavy imports from Canada to limit gains. A mix of long and short positions produced overall gains for the Fund on the month.

Other market sectors did not reveal significant trends and did not have a major influence on this month’s positive overall performance.

For the month of February 2008, Series A gained 17.93% and Series B gained 24.60%, including all fees and expenses.

QUADRIGA SUPERFUND, L.P. — SERIES A
FEBRUARY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended February 29, 2008)

STATEMENT OF INCOME

February 2008

Investment income, interest	$139,635

Expenses
Management fee	100,756
Ongoing offering expenses	54,462
Operating expenses	8,169
Selling Commissions	217,851
Other expenses	167
Incentive fee	28,470
Brokerage commissions	56,768
Total expenses	466,643

Net investment gain (loss)	(327,008)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	2,870,899
Net change in unrealized appreciation (depreciation) on futures and forward contracts	7,332,301
Net gain(loss) on investments	10,203,200

Net increase(decrease) in net assets from operations	$9,876,192

STATEMENT OF CHANGES IN NET ASSET VALUE

February 2008

Net assets, beginning of period	$56,449,819

Net increase in net assets from operations	9,876,192
Capital share transactions
Issuance of shares	534,823
Redemption of shares	(1,915,332)

Net increase(decrease) in net assets from capital share transactions	(1,380,509)
Net increase(decrease) in net assets	8,495,683

Net assets, end of period	$64,945,502

NAV Per Unit, end of period	$1,705.18

QUADRIGA SUPERFUND, L.P. — SERIES B
FEBRUARY 2008 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended February 29, 2008)

STATEMENT OF INCOME

February 2008

Investment income, interest	$63,407

Expenses
Management fee	51,414
Ongoing offering expenses	27,792
Operating expenses	4,169
Selling Commissions	111,166
Other expenses	278
Incentive fee	528,791
Brokerage commissions	39,876
Total expenses	763,486

Net investment gain(loss)	(700,079)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	1,997,542
Net change in unrealized appreciation (depreciation) on futures and forward contracts	5,144,962
Net gain(loss) on investments	7,142,504

Net increase(decrease) in net assets from operations	$6,442,425

STATEMENT OF CHANGE IN NET ASSET VALUE

February 2008

Net assets, beginning of period	$26,167,327

Net increase(decrease) in net assets from operations	6,442,425
Capital share transactions
Issuance of shares	752,053
Redemption of shares	(735,306)

Net increase (decrease) in net assets from capital share transactions	16,747
Net increase(decrease) in net assets	6,459,172

Net assets, end of period	$32,626,499

NAV Per Unit, end of period	$2,131.43

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.